UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                              World Services, Inc.
                          724 North Kline, P.O. Box 786
                               Aberdeen, SD 57402

                    Report of Change in Majority of Directors
                                 March 11, 2002

     This Information Statement is being mailed on or about March 11, 2002 to the holders of shares of common stock, par value $0.001 of World Services, Inc., a South Dakota corporation ("World Services"). You are receiving this Information Statement as notice of a change in the majority of the directors of World Services' Board. This information statement is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this information statement or take any action.

     Change in Control
     -----------------

     On February 22, 2002, Super 8 Motel Developers, Inc. ("Developers") completed a public tender offer to purchase all outstanding shares of World Services' common stock by accepting for payment all 2,085,281 shares of World Services' common stock that were properly tendered prior to the expiration of the tender offer at 12:00 midnight on February 21, 2002 local time.

     Developers' tender offer was made and completed in accordance with the terms and conditions set forth in Developers' Schedule TO and related tender offer materials filed October 2, 2001, as amended. Payment in the amount of $.90 per share for the properly tendered shares has been made through Wells Fargo Bank, the depositary and paying agent for the tender offer. As a result of the completion of the tender offer, Developers owns approximately 79.0% of the total issued and outstanding shares of World Services' common stock. Developers is a South Dakota corporation with its principal executive office located at 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402-4800 and is engaged in the acquisition, development and management of budget motels located primarily in Virginia, Maryland, Delaware and the District of Columbia.

     The total amount of funds used by Developers to purchase the properly tendered shares of World Services common stock was $1,876,752.90. Developers paid this amount through a combination of its cash on hand and borrowings pursuant to a letter of commitment dated January 10, 2002 from Wells Fargo Bank, South Dakota, N.A. The letter of commitment requires that Developers use its own cash on hand to fund no less than 38% of the total cost of the tender offer. The letter of commitment provides for a one year note of up to $1.5 million at a rate equal to the Wells Fargo Bank National Prime variable, with principal and interest due at maturity. The borrowings pursuant to the letter of commitment are secured by the shares of common stock of World Services that Developers acquired in the tender offer.

     In connection with the completion of the tender offer, all of the existing directors and officers of World Services have agreed to resign and appoint Mr. Harvey D. Aman, Mr. Joel W. Albrecht, and Mr. Ronald J. Rivett to World Services' Board of Directors (the "Director Designees") and to reduce the number of directors from five to three. The current directors and officers of World Services shall resign and be replaced by the Director Designees on, or promptly after the tenth (10th) day following the mailing and filing of this Information Statement. Upon the effectiveness of such resignations and appointments, the Directors Designees will constitute all of the members of the board of directors of World Services. The Director Designees have informed World Services that they intend to appoint Mr. Aman to serve as President, Mr. Rivett to serve as Vice President, and Mr. Albrecht to serve as Secretary/Treasurer of World Services (the "Officer Designees"). As a result of the foregoing there has been a change of control, both in stock ownership and management of World Services.

     Security Ownership
     ------------------

     As of February 22, 2002, World Services had 2,639,697 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. As a result of the tender offer, Developers owns 2,085,281 shares, or just under 79.0% of World Services' outstanding common stock.

     Security Ownership of Certain Beneficial Owners and Management
     --------------------------------------------------------------

     The following table sets forth certain information known to World Services with respect to beneficial ownership of the World Services' common stock as of February 22, 2002, by the following: (i) each person or entity that beneficially owns more than 5% of World Services' common stock, (ii) each Director Designee and Officer Designee, and (iii) all Director Designees and Officer Designees as a group.


                     Name and Address of Beneficial   Amount and Nature of
    Title of Class          Owner of Shares*          Beneficial Ownership   Percent of Class
    --------------          ---------------           --------------------   ----------------
     Common Stock           Joel W. Albrecht                  None                  --

     Common Stock           Harvey D. Aman**                  None                  --

     Common Stock          Ronald J. Rivett**                 None                  --

     Common Stock    Super 8 Motel Developers, Inc.        2,085,281              79.0%

All Director Designees and Officer Designees as a group              None                  --

* The address for all of the Director Designees and Officer Designees and for Developers is 523 Camelot Drive, P.O. Box 4800, Aberdeen, SD 57402-4800.

                                       2

** Mr. Aman is the President, Chief Operating Officer and a Director of Developers and Mr. Rivett is the Vice President, a Director and Chairman of Developers, and in such capacity each has de facto voting and dispositive power over the shares of World Services common stock owned of record by Developers listed in the table above. As the co-trustee of The Rivett Family Trust, Mr. Rivett has voting and dispositive power with respect to approximately 32.9% of the outstanding shares of Developers, and as an individual shareholder Mr. Aman has voting and dispositive power with respect to approximately 1.9% of the outstanding shares of Developers. However, such interests do not increase Messrs. Rivett and Aman's voting and dispositive power with regard to World Services' common stock beyond that which they hold as directors and officers of Developers.

     Directors and Executive Officers
     --------------------------------

     The following persons are the Director Designees and Officer Designees of World Services:

           Name                  Age                  Designee Position
           ----                  ---                  -----------------

     Joel W. Albrecht             45           Director and Secretary/Treasurer

      Harvey D. Aman              60                Director and President

     Ronald J. Rivett             61             Director and Vice President


     The present principal occupation or employment and material occupations, positions, officers or employment for the past five years of each of the Director Designees and Officer Designees of World Services are set forth below.

     Joel W. Albrecht Since January 2002, Mr. Albrecht has been the Chief Financial Officer of The Rivett Group, LLC and from June 2000 to January 2002 was the Controller for The Rivett Group, LLC. The Rivett Group, LLC is a limited liability company that develops, owns and manages businesses related to hospitality services industry. From 1988 to June 2000, Mr. Albrecht was the Vice President and the Secretary/Treasurer of Developers.

     Harvey D. Aman Since 1984, Mr. Aman has been the President and Chief Operating Officer and a Director of Developers.

     Ronald J. Rivett Since 1984, Mr. Rivett has served as Vice President, a Director and the Chairman of Developers. Since 1993, Mr. Rivett has also been the Chairman of The Rivett Group, LLC, a limited liability company that develops, owns and manages businesses related to the hospitality services industry.

     No family relationship exists between any of World Services' Director Designees or Officer Designees. None of the Director Designees or Officer Designees is a director or officer of any other company with a class of securities registered under the Securities Exchange Act of 1934, as amended.

     Directors Meetings and Compensation
     -----------------------------------

     In 2001, World Services' Board of Directors met eleven times and acted one time by unanimous written consent. World Services does not have a standing audit, compensation or nominating committee, nor any other committees performing similar functions. World Services pays its directors $150 per directors' meeting attended. In addition, officers and directors may receive reimbursement for out-of-pocket expenses incurred by them in connection with the business of World Services

     World Services has no other arrangements pursuant to which it compensates its directors for acting in their capacities as such.

     Executive Compensation
     ----------------------

     The following tables provides certain information for the years ended December 31, 2001, 2000 and 1999, respectively, concerning compensation awarded to, earned by or paid to the President of World Services. No executive officer of World Services received compensation in excess of $100,000 during 2001.


                                   Annual Compensation               Long-Term Compensation
                                   -------------------               ----------------------
                                                                        Awards           Payouts
                                                                        ------           -------
                                                      Other     Restricted   Securities
                                                      Annual       Stock     Underlying             All Other
     Name and          Year    Salary      Bonus   Compensation   Award(s)    Options/    LTIP    Compensation
Principal Position    Ended     ($)         ($)        ($)          ($)       SARs (#)   Payouts      ($)
------------------    -----    ------      -----   ------------   --------    --------   -------  ------------
   Ronne Tarrell       2002   $ 3,666.67
President and Chief    2001   $22,000                   --           --         --         --          --
Executive Officer      2000   $22,000        --         --           --         --         --          --
                       1999   $22,000        --         --           --         --         --          --


     In February 2002, the Board of Directors granted Mr. Tarrell a one-time bonus of $6,000 for his services in coordinating World Services' actions in connection with Developers' tender offer.



By Order of the Board of Directors, as of this 11th day of March, 2002:

World Services, Inc.


/s/ Ronne Tarrell
-----------------
Ronne Tarrell, President




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